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Solving Water at MySutro.com | Forbes 30 Under 30 | TEDx

Talks about #water, #startup, #business, and #hardware

San Francisco Bay Area · Contact info

5,390 followers · 500+ connections

18 mutual connections: Premal Shah, Joel Solomon, and 16 others

Message | More

Sani Marc

Stanford University

Highlights

1 mutual group
You and Ravi are both in Premium Career Group

Cocktails, Mocktails & Conversations
⚡ San Francisco
Ravi is attending this event in San Francisco, California

Link

How this ex-pool boy is changing water | Ravi Kurani ...
YouTube
What if we could change the future of water with robots? What if we could have predicted what was going to happen in Flint, Michigan before lead poisoned the...

Link

30 Under 30: The world is watching these Indian super...
Rediff
The Forbes 30 Under 30 list is even harder to get into than Stanford or Harvard University, says Monali Sarkar.Meet the desis who made the cut this year.

Link

Forbes
30 UNDER 30
ENERGY

30 Under 30 2017: Energy
Forbes
Mixing the clean and the dirty for what comes next

Activity

✓ Following

5,390 followers

Ravi Kurani posted this • 4h

Meet your users IRL (in real life). Listen to them about the issues they're having with (and without) your product.
...show more

5

Ravi Kurani posted this • 5h

Is inbox zero achievable? I wrote this post over the weekend on my combination of two strategies including:
...show more

How to manage your inbox
ravi-kurani.medium.com • 3 min read

Ravi Kurani posted this • 1d

How often do you hit or miss timelines? Your 'estimate-game' is always off, no?

This popped up on my Readwise from Maven founder Wes Kao, and it couldn't be more ...show more

9 · 1 comment

Ravi Kurani posted this • 4d

renegade.bio is doing some amazing work! I got to catch up with Jayaranjan Anthonypillai from FOCUSBio and RenegadeBio and got to see the super cool equipment they have to do rapid PCR testing.
...show more

4

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About

Mechanical Engineer, concentration in Energy and Environment, M.B.A in International Finance, Certificate in Sustainable Energy Conversion and Storage, and Engineer in Training (EIT) with leadership in multi-disciplinary roles and cross-functional teams. Skill set includes knowledge of automotive technologies, management of international supply chains, implementation of renewable energy technologies, and collaboration in so ...see more

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LEARNING

Add new skills with these courses

Writing: The Craft of Story
90,136 viewers

Editing Mastery: How to Edit Writing to Perfection
119,022 viewers

Transitioning from Manager to Leader
575,769 viewers

Show more on LinkedIn Learning

Experience


President of Sutro, Director of Product
Sani Marc
Jun 2017 - Present · 5 yrs
Montreal, Quebec, Canada

Led digital transformation of IOT and B2B software systems in the swimming pool and spa industry with future sights in food and beverage, janitorial, and agriculture, under the brand of Sutro.

     


Board Member
Friends of the River
Feb 2020 - Present · 2 yrs 4 mos
Sacramento, California, United States

Friends of the River is dedicated to preserving and restoring California's rivers, streams, and their watersheds as well as advocating for sustainable water management.


FOR Board
Our Board members are leaders are business and environmental leaders who are committed to protecting and restoring California rivers.


Operations Advisor
Venganza Foods
Jun 2021 - Present · 1 yr
Oakland, California, United States

Plant-based protein substitutes are readily available for hamburgers, hot dogs, and chicken patties - but there is a distinct lack of options in immigrant communities across the US. Venganza Foods a ...see more

  


Hardware / Product Lead
Founders Network
Sep 2015 - Present · 6 yrs 9 mos
San Francisco Bay Area

Founded in 2011, Founders Network offers lifelong peer mentorship to over 600 tech startup founders globally. Our platform, programs and high-touch service facilitate authentic experience sharir ...see more


Board Member
Bay-Build
Feb 2018 - Dec 2019 · 1 yr 11 mos
San Francisco Bay Area

Bay Build provides supply chain solutions for humanitarian infrastructure and development.


PASO Colombia Launches #FeedPeace Campaign with Paramillo and Bay-Build Foundation
Feed peace in Colombia by supporting the efforts of former rebels and rural farmers. They have put aside 50 years of war, and are pursuing sustainable peace by producin...

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Education


Stanford University
Certificate in Sustainable Energy Conversion and Storage, Photovoltaics, Energy Storage, Fuel Cells
2011 - 2011


Middlebury Institute of International Studies at Monterey
MBA, Masters of Business Administration in International Business and Finance
2009 - 2011
Grade: Magna Cum Laude
Activities and societies: Student Council, MBA Student Association, Net Impact, UN Club, Rotary International


University of California, Riverside
B.S., Mechanical Engineering


UCR Newsroom: UCR Students Have the Right Formula for Competition
July 2, 2009: Bourns College of Engineering seniors get the checkered flag in building a race car from the ground up as part of the annual SAE Collegiate Design Series.

Skills

Renewable Energy

 Endorsed by 2 colleagues at University of California, Berkeley

 99+ endorsements

(Endorse)

Entrepreneurship

Endorsed by Pedro David Espinoza and 3 others who are highly skilled at this

Endorsed by 2 colleagues at University of California, Berkeley

91 endorsements

Endorse

Start-ups

 Endorsed by Prashant Samant who is highly skilled at this

Endorsed by 4 colleagues at Sutro

👥 73 endorsements

Endorse

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Recommendations

Recommend Ravi

Received   Given

Jarie Bolander · 2nd
Entrepreneur | Author of The Entrepreneur Ethos | Podcaster
January 29, 2022, Ravi was Jarie's client

Ravi is a rare founder who can tactically get stuff done yet truly understands the meaning of having a vision. He is one of the most innovative thinkers I have come across. Our time together at Sutro was one of the best experiences in growing a start up that I've ever experienced.

...see more

Matthew Milasius 米迈修 in · 2nd
Senior Business Development Specialist @ Yaheetech
June 27, 2020, Ravi was Matthew's client

Ravi is one of those people you trust when it comes to manufacturing in China. He's seen factories of all shapes and sizes, worked with a variety of characters, and has had to create synergy between teams of widely different backgrounds. He's encountered and deftly addressed the problems that come from each of these aspects in the realm of outsourced manufacturing. All of this experience is essential   ...see more

Frederick Bravey · 2nd
Chief Marketing Officer | CMO | NetFlowCoin Foundation
April 27, 2020, Ravi was Frederick's client

Working with Ravi has been a real privilege. Ravi's array of different skills has rubbed off on myself and the team. He is extremely professional, organized, and very focused when working on a project or within a team. He has great leadership and communication skills and is the obvious choice when working on a project.

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Publications

The Entrepreneur Ethos: How to Build a More Ethical, Inclusive, and Resilient Entrepreneur Community
Jarie Bolander · Sep 1, 2017

Show publication ↗

That's why it's critical to set forth an Ethos that provides a framework to enable all entrepreneurs to not only have a shot at success but to also encourage inclusive and ethical behavior so that the entrepreneur comm...see more

Patents

Water Monitoring Device and Method
US 10150680 · Issued Dec 11, 2018

See patent

A water monitoring device monitors and maintains swimming pool chemistry. The device includes sensors that detect water chemistry. The water monitoring device can communicate with computers and servers. T ...see more

Other inventors



Water monitoring device and method
US US9776888B1 · Issued Jan 5, 2015

See patent

A water monitoring device monitors and maintains swimming pool chemistry. The device includes sensors that detect water chemistry. The water monitoring device can communicate with computers and servers. T ...see more

Other inventors



Languages

English
Native or bilingual proficiency

Gujarati
Native or bilingual proficiency



Native or bilingual proficiency

Hindi
Limited working proficiency

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Interests

Influencers | Companies | Groups | Schools

Justin Trudeau · 2nd
Prime Minister of Canada | Premier ministre du Canada
5,334,237 followers
+ Follow

Brad Feld · 2nd
Managing Director at Foundry Group
338,391 followers
+ Follow

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Messaging